UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 24, 2021

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Cellectis S.A.

As previously announced, Cellectis S.A. (the “Company”) is hosting Cellectis Innovation Days—a virtual event comprising one hour-long video webcast episodes made available at 10:00 a.m. (Eastern) on each day from May 24, 2021 through May 28, 2021. Each webcast episode will be made available on the Company’s website and will be available for replay in the Investor Relations section of the Company’s website at: https://www.cellectis.com/en/investors/events-and-webcasts/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS SA

Date: May 24, 2021	By:	/s/ André Choulika
André Choulika
Chief Executive Officer